SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULES 13D-2(B)
                               (Amendment No. 3)*


                 AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                                (Name of Issuer)


                           Common Stock, $1 Par Value
                         (Title of Class of Securities)


                                    03077110
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                      (Continues on the following page(s))

                                Page 1 of 4 Pages

CUSIP No. 03077110                  13G                        Page 2 of 4 Pages


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan 38-0983612

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)  _x_

                  (b)  ___

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                           5.       SOLE VOTING POWER
    Number of                       0
       Shares
    Beneficially           6.       SHARED VOTING POWER
     Owned By                       0
        Each
     Reporting             7.       SOLE DISPOSITIVE POWER
       Person                       0
        With
                           8.       SHARED DISPOSITIVE POWER
                                    831,641

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         831,641

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.1%

12.      TYPE OF REPORTING PERSON*
         EP


*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 03077110                 13G                         Page 3 of 4 Pages


Item 1(a)         Name of Issuer:

                  Ameriwood Industries International Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  168 Louis Campau Promenade, Suite 400
                  Grand Rapids, MI 49503

Item 2(a)         Name of Person Filing:

                  Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  168 Louis Campau Promenade, Suite 400
                  Grand Rapids, MI 49503

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Securities:

                  Common Stock, $1 Par Value

Item 2(e)         CUSIP Number:

                  03077110

Item 3 Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund; See section. 240.13d-1(b)(1)(ii)(F).

Item 4            Ownership:

                  Ownership details are disclosed in Items 5 through 11 on the cover sheet preceding this portion of Schedule 13G. Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan, through its administrative committee, Richard L. Compton, Leon Dodd, Jerald Donaldson, John Grega, Scott LaBarge, John Malbone, Marlan Smith, and John Steeb, shares dispositive power but has no voting power. This Schedule 13G is filed on behalf of each of the Employee Stock Ownership and Savings Plan's trustees.

Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The administrative committee of the Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan shares dispositive power with the participants of the Employee Stock Ownership and Savings Plan.

CUSIP NO. 03077110                          13G                Page 4 of 4 Pages


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        AMERIWOOD INDUSTRIES AFFILIATED EMPLOYEE
                                        STOCK OWNERSHIP AND SAVINGS PLAN
                                        Administrative Committee:

Dated: February 13, 1998                By /s/ Richard L. Compton
                                            Richard L. Compton

                                        And /s/ Leon Dodd
                                            Leon Dodd

                                        And /s/ Jerald Donaldson
                                            Jerald Donaldson

                                        And /s/ John Grega
                                            John Grega

                                        And /s/ Scott LaBarge
                                            Scott LaBarge

                                        And /s/ John Malbone
                                            John Malbone

                                        And /s/ Marlan Smith
                                            Marlan Smith

                                        And /s/ John Steeb
                                            John Steeb

                      Agreement to File Joint Schedule 13G

     Richard L. Compton, Leon Dodd, Jerald Donaldson, John Grega, Scott LaBarge, John Malbone, Marlan Smith, and John Steeb, the administrative committee of the Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan, agree that the Schedule 13G to which this Agreement is attached, is filed on behalf of each of them. These parties sign below, to note their agreement that this
Schedule 13G is filed on behalf of each of them.


                                        AMERIWOOD INDUSTRIES AFFILIATED EMPLOYEE
                                        STOCK OWNERSHIP AND SAVINGS PLAN
                                        Administrative Committee:


Dated: February 13, 1998                By  /s/ Richard L. Compton
                                            Richard L. Compton


                                        And /s/ Leon Dodd
                                            Leon Dodd


                                        And /s/ Jerald Donaldson
                                            Jerald Donaldson


                                        And /s/ John Grega
                                            John Grega


                                        And /s/ Scott LaBarge
                                            Scott LaBarge


                                        And /s/ John Malbone
                                            John Malbone


                                        And /s/ Marlan Smith
                                            Marlan Smith


                                        And /s/ John Steeb
                                            John Steeb